Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Biostage, Inc.:

We consent to the use of our report dated March 16, 2017 with respect to the consolidated balance sheets of Biostage, Inc. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016, incorporated by reference herein.

Our report dated March 16, 2017 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and will require additional financing to fund future operations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Cambridge, Massachusetts,

August 15, 2017